Mail Stop 3010

May 4, 2010

<u>VIA U.S. MAIL AND FAX (713) 479-7080</u>
Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Stratum Holdings, Inc.
Three Riverway, Suite 1500
Houston, TX 77056

> **Re:** **Stratum Holdings, Inc.**
> **Forms 10-K for the Years Ended December 31, 2008 and December 31, 2009**
> **Form 10-QSB for the period Ended March 31, 2009**
> **File No. 0-51229**

Dear Mr. Watler:

We have reviewed your response letter dated February 4, 2010 and have the following additional comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 15. Exhibits, Financial Statement Schedules, page 21</u>

1. We have reviewed your response to comment 1 in our letter dated February 4, 2010. Exhibits 10.25 and 10.32 were filed as material contracts in accordance with Item 601(b)(10) of Regulation S-K. The materiality analysis applies to the contract as a whole and not the underlying exhibits and/or schedules of that contract. Since you have determined that the contracts filed as exhibits 10.25 and 10.32 are material, they must be filed in their <u>entirety</u>, including <u>all</u> underlying

exhibits and schedules. Please confirm that you will include these contracts in their entirety as exhibits to your next periodic filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at 202-551-3391 with any other questions.

Sincerely,

Eric McPhee
Staff Accountant